December 22, 2006	Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Ms. Jennifer R. Hardy	Main Tel (312) 782-0600
United States Securities and	Main Fax (312) 701-7711
Exchange Commission	www.mayerbrownrowe.com
Division of Corporation Finance
Washington, D.C. 20549-7010	James J. Junewicz
Direct Tel (312) 701-7032
Direct Fax (312) 706-8157
jjunewicz@mayerbrownrowe.com

Re:	Coleman Cable, Inc. Registration Statement on Form S-1 Filed November 16, 2006 File No. 333-138750
Dear Ms. Hardy:
     This letter is in response to your letter dated December 13, 2006, addressed to G. Gary Yetman, President and Chief Executive Officer of Coleman Cable, Inc. (“Coleman” or the “Company”), setting forth comments of the Division of Corporation Finance (the “Staff”) to the above referenced registration statement for the Company.
     In addition to making revisions in response to the Staff’s comments, we have also revised the disclosure to include other changes we believe are appropriate.
     On behalf of the Company, we wish to advise you of the following responses by Coleman to the Staff’s comments. To facilitate the Staff’s review, we have keyed our responses below to the Staff’s comments. We have also included with this letter a marked copy of the amendment to the registration statement.
     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.
Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

General
1.	Please submit your amendment under the file number for this registration statement, 333-138750.

In response to the Staff’s comment, we have revised the file number for this registration statement.

2.	We note your statement on the cover page that shares may be sold by the selling shareholders “at prevailing market prices” and that you intend to apply for listing on NASDAQ, although there is currently no public market for your securities. Please note that paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S-K require the inclusion of a fixed price or bona fide price range where there is no public market for an issuer’s securities. Please revise the cover page of your prospectus to provide a bona fide price range at which the selling stockholders will sell their shares until such time as your shares are listed, at which time the shares may be resold at the then-prevailing market price or at negotiated prices.

In response to the Staff’s comment, we note that we do not believe it is possible for the Company at this time to supply a meaningful and accurate price range for transfers of securities to which the Company will not be a party. Shareholders are free to sell shares at any price they determine. However, in the Registration Rights Agreement, we agreed to use “commercially reasonable efforts” to list our shares on NASDAQ. We expect that our shares will be listed on NASDAQ before February 1, 2007, shortly after the effective date of the registration statement, and price information will be publicly available after that time.

3.	Please revise your disclosure on the cover page and through your document, including under Legal Matters on page 65, as applicable, to clarify that you are registering the shares for resale.

In response to the Staff’s comment, we have revised the disclosure on the cover page and on pages 15, 54 and 70 to clarify that we are registering the shares for resale.
Prospectus Cover
4.	Please disclose that this prospectus covers the sale of all of your outstanding shares of common stock.

In response to the Staff’s comment, we have added the following disclosure to the prospectus cover:

This prospectus relates to the registration for resale of all of our currently issued and outstanding shares of common stock. Accordingly, up to 16,786,895 shares of our common stock may be offered for sale from time to time by the selling shareholders named in this prospectus.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

Prospectus Summary, page 1
5.	Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and growth strategy, please balance it by briefly discussing the risks of implementing the strategy.

In response to the Staff’s comment, we have revised the disclosure on page 2 to briefly discuss certain Risk Factors as follows:

Risk Factors

The achievement of our business strategies is subject to numerous risks and uncertainties which are set forth in “Risk Factors,” including:

Disruptions in the supply of copper and other raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials.

Fluctuations in the price of copper and other raw materials. The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future.

Competitiveness in the marketplace in which we operate. We are subject to competition in many of our markets primarily on the basis of price. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability.
Summary Consolidated Financial Data, page 4
6.	Please augment your disclosure regarding your use of EBITDA as a measure of operating performance to address the basis for management’s determination that net income “can make it more difficult to identify and assess operating trends affecting [the] business and industry.” In addition, please revise your disclosure to clarify how use of EBITDA as a performance measure is useful to investors. We note your assertion that such use “provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. . . .” In formulating your response, please address the possibility that other companies may calculate EBITDA in a different manner.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

In response to the Staff’s comment, we revised the disclosure in footnote 5 on page 6 as follows:

For example, our management believes that because capital structures may vary from one company to another, the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry and to compare the operating performance of different companies. Nevertheless, investors should note that we, like other companies, borrow funds to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. We are also subject to state and federal income taxes, so any measure that excludes tax expense has material limitations. Investors should also note that EBITDA does not purport to represent cash provided by operating activities as reflected in our consolidated statements of cash flow and should not be considered in isolation or as a substitute for net income or other measures of performance prepared in accordance with GAAP; however, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes. The measure of EBITDA may not be calculated the same way by other companies.
Risk Factors, page 8
7.	Please delete or revise the second sentence under this heading to clarify that you have disclosed all risks you believe are material at this time. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

In response to the Staff’s comment, we have deleted the second sentence under the “Risk Factors” heading on page 8.
The expiration of lock-up agreements . . ., page 13
8.	To provide investors with a clearer understanding of this risk, please briefly discuss the duration of the lock-up agreements and the circumstances in which their restrictions may be waived.

In response to the Staff’s comment, we have added the following disclosure to the referenced risk factor on page 13:

A substantial number of these shares are subject to lock-up agreements that prevent the sale of shares for (i) 180 days after October 3, 2006; (ii) 60 days after

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

the effective date of this resale registration statement; and (iii) 180 days after the effective date of any registration statement relating to an initial underwritten offering of our common stock commenced before October 3, 2007 for which Friedman, Billings, Ramsey & Co., Inc. is acting either as lead managing underwriter or co-book managing underwriter. These restrictions may be waived in the sole discretion of Friedman, Billings, Ramsey & Co., Inc.
Principal Shareholders, page 50
9.	Please update the disclosure in the principal shareholders’ table to the most recent practicable date. See Regulation S-K, Item 403(a).

In response to the Staff’s comment, we have updated the disclosure in the principal shareholders table to December 21, 2006.

10.	We note reference to the shareholders’ agreement on page 52. Please revise the disclosure in the shareholders’ table to disclose the effect of shares held pursuant to the agreement. Refer to Exchange Act § 13(d), Exchange Act Rules 13d-3(c) and 13d-5(b), and Regulation S-K, Item 403(a) and instruction 5 thereto.

In response to the Staff’s comment, we have added the following language to the introduction to the principal shareholders table on page 50:

All shares listed on the table are also subject to a shareholders agreement that grants to the holders of the shares a right of first refusal and certain registration rights. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” We understand that, these rights notwithstanding, the shareholders have not agreed to act together for the purpose of acquiring, holding, voting or disposing of shares.

11.	Please revise to include all shares that may be received within 60 days, in accordance with Exchange Act Rule 13d-3.

In response to the Staff’s comment, we have revised the introduction to the principal shareholders table to make it clear that any shares that may be received within 60 days are included in the table.
Certain Relationships and Related Party Transactions, page 52
12.	Please expand your discussion of the shareholders agreement to name the parties thereto.

In response to the Staff’s comment, we have added the following disclosure to the discussion of the shareholders agreement on page 52:

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

Shareholders subject to the Shareholders Agreement are those indicated in the principal shareholders table, see “Principal Shareholders,” and certain relatives of Nachum Stein.
Selling Shareholders, page 54
13.	At the time you identify the selling shareholders, please tell us whether any such selling security holders are broker-dealers or affiliates of broker-dealers. Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that are being offered for resale.

We believe, based on information received from the selling shareholders, that none of them are broker-dealers and that a few of them are affiliates of broker-dealers.

14.	If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:
•	that such selling security holder purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had not agreements or understanding, directly or indirectly, with any person to distribute the securities.
If any such selling security holder is unable to make these representations, please disclose that he or she is an underwriter.

In response to the Staff’s comment, we have disclosed in a footnote to the selling shareholders table those selling shareholders that we understand are affiliates of a broker-dealer. Each of these selling shareholders purchased its securities in the ordinary course of its business and, at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Shares Eligible for Future Sale, page 58
15.	Revise to disclose the number of holders of your common stock as of the most recent practicable date. See Regulation S-K, Item 201(b)(1).

In response to the Staff’s comment, we have added the following disclosure to page 63:

As of December 21, 2006, there are 31 record holders of our common stock.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
December 22, 2006

Registration Rights, page 61
16.	We note your statement in the concluding paragraph that the description is not complete. This statement suggests that you may not have summarized the material provisions of the registration rights agreement. Please delete this statement as well as your statement that the description is qualified by reference to the registration rights requirement, as it is inconsistent with Rule 411 of Regulation C.

In response to the Staff’s comment, we have deleted the last paragraph on page 67.
Part II
Recent Sales of Unregistered Securities, page II-2
17.	Please expand your discussion of the October 11, 2006, transaction to discuss the facts relied upon in determining that the claimed exemptions were applicable. See Regulation S-K, Item 701(d).

In response to the Staff’s comment, we have added the following disclosure to page II-2:

Detailed questionnaires were obtained from our investors in which each investor was required to provide certain information, and representations and warranties, that they met the requirements of being an exempt investor. The initial purchaser, Friedman, Billings, Ramsey & Co., Inc., is experienced in handling exempt offerings of this type, and represented to us in the Purchase/Placement Agreement that it conducted the offering in compliance with particular requirements of the private placement exemption. We also relied on their controls and procedures to ensure that only the appropriate exempt classes of investors were involved in the 2006 Private Placement.
     If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (312) 701-7032 or Ashley Tatman at (312) 701-7835.

Very truly yours,
/s/ James J. Junewicz

cc:	Matt Franker G. Gary Yetman